Michael W. Anderson

Vice President, Finance and Secretary

(Principal Financial and Accounting Officer)

Direct Dial:  502-636-4492

October 17, 2007

Via Electronic Form

United States Securities and Exchange Commission

CF/AD 5

100 F. Street N. E.

Washington, DC 20549-3561

Attention:  Mr. David R. Humphrey

Re:	Churchill Downs Incorporated
Form 10-K for the year ended December 31, 2006
Filed March 12, 2007
File No. 0-1469

Dear Mr. Humphrey:

In reply to your comment letter dated September 17, 2007 regarding the above-referenced, please see the responses set forth below.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

Note 12, Long-Term Debt, page 61

1.               We note your response to our previous comments 7 and 8, and your intent to make certain changes in future filings. However, it appears the significance of this transaction warrants changes to the most recent audited financial statements. Specifically, we note the transaction reduced Mr. Kelley’s ownership in Kentucky Downs from 19% to 4.9%. However, the debt is immediately convertible into shares of your common stock at Mr. Kelley’s option, the exercise of which would increase Mr. Kelley’s ownership significantly. We also note this related party debt is 100% of your long-term debt at December 31, 2006. As such, please amend your December 31, 2006 Form 10-K to reflect the previously requested changes. In addition, in your amendment, please also make the changes noted in your responses to our previous comments 1, 2 and 4.

Response:

We will amend our Annual Report on Form 10-K for the year ended December 31, 2006 to include the following discussion in Note 12 of the Consolidated Financial Statements:

“On October 19, 2004, the Company acquired 452,603 shares of its common stock from a shareholder in exchange for a convertible promissory note in the principal amount of $16.7 million, due October 18, 2014. The convertible note was amended and restated on March 7, 2005 (as so amended and restated the “Note”) to eliminate the Company’s ability to pay the Note at maturity with shares of its common stock. The Company will pay interest on the principal amount of the Note on an annual basis in an amount equal to what the shareholder would have received as a dividend on the shares that were redeemed. The Note is immediately convertible, at the option of the shareholder, into shares of the Company’s common stock at a conversion price of $36.83. The Note may not be prepaid without the shareholder’s consent. Upon maturity, the Company must pay the principal balance and unpaid accrued interest in cash.”

In addition, we will separately identify the convertible debt instrument owed to Mr. Kelley on the face of the Consolidated Balance Sheet in our Amended Annual Report on Form 10-K for the year ended December 31, 2006.

In response to your previous comment 1 included in the comment letter dated August 22, 2007, we will include the following disclosure in the Overview section of Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in our Amended Annual Report on Form 10-K for the year ended December 31, 2006:

“During 2005, we completed the disposition of the assets of Hollywood Park Racetrack for a purchase price of $254.6 million. During 2006, we sold all of the issued and outstanding shares of common stock (the “Stock”) of RCA, the parent company of Ellis Park Race Course (“Ellis Park”). On December 13, 2006, we entered into a definitive agreement to sell our 62% ownership interest in Hoosier Park. The primary reasons for selling Hollywood Park Racetrack were to achieve a significant return on the asset and significantly reduce our long-term debt balances. We made the decision to sell Ellis Park and Hoosier Park in order to dispose of two assets which we considered to be underperforming and to provide us with additional opportunities and resources to focus on our other assets and operations. As of the date of the filing of this Annual Report on Form 10-K, we do not anticipate further dispositions of our racing operations. The sold and held for sale businesses discussed above have been accounted for as discontinued operations in our Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K. Please refer to further sections of the Management’s Discussion and Analysis of Financial Condition and Results of Operations included in this Item 7 as well as our Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K for further details regarding these dispositions.”

In response to your previous comment 2 included in the comment letter dated August 22, 2007, we will include the following disclosure in the Discontinued Operations section of the MD&A in our Amended Annual Report on Form 10-K for the year ended December 31, 2006:

2

“The following table presents earnings (loss) from discontinued operations, which includes the results of operations of Hoosier Park, Ellis Park and Hollywood Park Racetrack, for the years ended December 31, 2006, 2005 and 2004.”

Finally, in response to your previous comment 4 included in the comment letter dated August 22, 2007, we will not include the subtotal “Gross Profit” in the Consolidated Statement of Net Earnings and Comprehensive Earnings in our Amended Annual Report on Form 10-K for the year ended December 31, 2006.

If you should have any questions, please do not hesitate to contact me at 502-636-4492.

Very truly yours,

/s/ Michael W. Anderson